SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan Chief Executive Officer and Chairman

Date: October 15, 2012

Press Release

For Immediate Release

OTI Receives $2 Million in Orders for NFC and Contactless Payment Readers
for Use in the U.S.
- - -
Readers for more than $500,000 are expected to be delivered in 2012 and the remainder in 2013

Rosh Pina, Israel, October 15, 2012 - - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) today announced receipt of orders valued at approximately $2.0 million for its Near Field Communication (NFC) and contactless payment readers. OTI plans to deliver part of the NFC and contactless payment readers to its customer in 2012, and the rest in 2013.

With its SCI OEM integrated solution and the Saturn outdoor and indoor line of readers, OTI’s NFC and contactless payment readers provide an easy, cost-effective plug-and-play solution for businesses across the globe. These lines of NFC and contactless payment readers support the increasing adoption of NFC payment technology by retail stores, vending machines and other points of purchase. OTI’s NFC and contactless payment readers are certified by major credit card associations – including MasterCard, Visa, American Express, and Discover – for their contactless programs.

“We are excited to support the growing use of NFC and contactless payment technology in the U.S. Our line of NFC and contactless payment readers provide a robust and durable solution that assures superior user experience at the point of sale,” said Oded Bashan, OTI’s Chairman and CEO. “OTI provides an excellent alternative to customers who are looking for a financially solid, high quality supplier. This is in addition to several orders for more than 50,000 readers received from other customers this year for readers which are distributed across the U.S. and Europe.”

OTI manufactures the NFC and contactless payment readers in its state of the art manufacturing facility, which received the Terminal Quality Management (TQM) certification from MasterCard. The TQM certification was created by MasterCard to ensure that the functionality of chip terminals, as certified during type approval testing by EMVCo, can be sustained throughout a manufacturing cycle.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

OTI is a pioneer in the contactless payment market and has supported MasterCard and Visa, among others, in the creation and implementation of contactless transaction processing and payment solutions. OTI provides NFC enabled devices and reader solutions including its COPNI (“Contactless Payment and NFC Insert”) device that adds NFC capability to existing mobile phones.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations and not on factual events, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the deployment and actual delivery of the NFC contactless payment readers in the U.S. during the present year, or related to the expected revenues to be generated from the aforesaid order of OTI’s NFC contactless payment readers. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors which are or might be beyond the company’s control and which are further discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Media Relations:
Joe McGurk/Elizabeth Austin
KCSA Strategic Communications
212.896.1231/212.896.1241
jmcgurk@kcsa.com/eaustin@kcsa.com

Investor Relations:
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com